United States securities and exchange commission logo





                 March 17, 2022

       Susan Ball
       General Counsel
       CROSS COUNTRY HEALTHCARE INC
       6551 Park of Commerce Boulevard, N.W.
       Boca Raton, Florida 33487

                                                        Re: CROSS COUNTRY
HEALTHCARE INC
                                                            Registration
Statement on Form S-3
                                                            Filed on March 10,
2022
                                                            File No. 333-263433

       Dear Ms. Ball:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Jennifer L pez Molina at 202-551-
       3792 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services